Exhibit 4.93

CONSULTING AGREEMENT

THIS AGREEMENT made and dated for reference the 1st day of October, 2005.

BETWEEN:

NEVADA GEOTHERMAL POWER INC., of 900 - 409
Granville Street, in the City of Vancouver, in the
Province of British Columbia V6C 1T2;

(herein called the “Company”)

     OF THE FIRST PART

AND:

FRANK MISSELDINE, 995 Quail Hollow Drive,
Reno NV USA 89511;
(herein called the “Consultant”)

OF THE SECOND PART

WHEREAS:

The Company requires the services of a consultant and the Consultant represents that the Consultant is qualified and desires to perform the services required by the Company as a consultant and not as an employee.

NOW THEREFORE THE PARTIES AGREE:

The Company hereby retains the services of the Consultant upon the following terms and conditions, which the Consultant and the Company hereby accept, namely:

1.

The Consultant hereby agrees to provide consulting services with respect to those matters described in Schedule “A” attached hereto (the “Services”) as and when requested by the Company. The Consultant will also perform additional services that are requested by the Company from time to time, and accepted by the Consultant.

2.

The Consultant shall to serve as the “Development Manager – Geothermal” for the Company. All agreements, licenses, permits or contractual obligations which may be arranged or negotiated by the Consultant on behalf of the Company must be approved and entered into by a director or senior executive officer of the Company.

3.	The Consultant will perform the Services in an efficient, competent, timely and professional manner and provide the standard of care, skill and diligence normally provided by competent professionals in the performance of services similar to those contemplated by this Agreement.

4.	The Consultant acknowledges that the Company currently conducts its business in Canada and the United States and the Consultant may be required to travel to various countries to perform the Services.

5.	The appointment shall be for an initial term of one (1) year commencing on October 1, 2005. The Agreement may be renewed for further one year terms upon the mutual agreement of the parties.

6.

The remuneration of the Consultant for the Services to be provided during the term of this Agreement shall be the sum of US $106,000 per be payable in monthly instalments of US $8,833.33 on the last day of each month. The Consultant shall invoice the Company at the end of each month for the services provided under this Agreement. The Consultant shall also be entitled to receive stock options under the Company's Incentive Stock Option Plan, which shall be exercisable at a price of $0.90 per share for a period of up to 5 years. Upon termination of this Agreement, the options shall expire unless they are exercised within 90 days after the date of termination of this Agreement.

7.

The Consultant shall be reimbursed for all reasonable travel and other expenses actually and properly incurred in connection with his duties hereunder and for all such expenses he shall furnish statements and receipts to the Chief Financial Officer of the Company.

8.

The parties agree that this is a contract for the provision of consulting services where the Consultant is acting as an independent contractor, and it is not intended to create an employer and employee relationship.

9.

The Consultant will be responsible for and agrees to make all remittances required by law with respect to taxation, unemployment insurance, worker's compensation, pension contributions or any other related matters.

10.	The Consultant shall report to the President of the Company and the Project Manager/Geologist.

11.

The Consultant shall well and faithfully serve the Company, and use his best efforts to promote the interests thereof, and shall not disclose the private affairs of the Company, or any secret of the Company, to any person other than the directors and officers of the Company, and shall not use for his own purposes, or for any purposes other than those of the Company, any information he may acquire with respect to the Company's affairs.

12.

All information made available to the Consultant by the Company and all information created by the Consultant for the Company (collectively the “Information”) will be for the exclusive benefit of the Company and remain the proprietary property of the Company. The Consultant and his associates shall keep and ensure that all Information will remain confidential and will not disclose the same to any third party. Notwithstanding the expiry or termination of this Agreement, this provision will continue in full force and effect until the earlier of the date on which the Information becomes in the public domain (other than by breach of this Agreement) or for a period of two (2) years.

13.

The Consultant and his associates shall not, during the term of this Agreement and for a period of two (2) years thereafter, acquire any interest, direct or indirect, through associates or affiliates, in any geothermal exploration concessions, geothermal leases, geothermal rights, interests in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest in at the time of execution of, or acquires during the terms of this Agreement without the Company's prior written consent. Any interest acquired in violation of this paragraph will, at the Company's request and at no cost to the Company, be conveyed to the Company. The Consultant will not, during the term of this Agreement perform similar consulting services for any third party without the Company's prior written consent.

14.

The Consultant will comply with all requirements of any applicable federal, state, or local law, rule or regulation. The Consultant covenants that he has all licenses, work permits or other authorizations required to enable the Consultant to perform Services under this agreement in the jurisdiction where the Services are to be performed.

15.

The Consultant hereby specifically agrees to waive any claim of unemployment compensation or workers compensation and agrees not to make any claim for unemployment compensation or workers compensation against the Company, excepting only claims arising out of accidents resulting from the sole negligence of the Company or as permitted under the insurance coverage provided herein by the Company.

16.

The Company shall have the right to terminate this Agreement for cause immediately, and without cause upon delivery to the Consultant of three (3) months notice in writing of its intention to terminate this agreement. Provided that the notice is delivered aforesaid, then upon the expiration of three (3) months this Agreement shall be wholly terminated. In the event the Consultant wishes to terminate this Agreement, he shall give the Company three (3) months notice in writing of his intention to terminate the Agreement, and upon the expiration of three (3) months from such notice this Agreement shall be wholly terminated,

17.

Upon termination of this Agreement, the Consultant shall immediately deliver to the Company all correspondence, documents and papers belonging to the Company which may be in his possession or under his control.

18.

On the condition that the Consultant properly performs his duties hereunder in good faith, the Company agrees to indemnify and save harmless the Consultant and his associates from and against any and all liability arising from the performance of the terms of this Agreement.

19.	This Agreement may not be assigned by either party.

20.	This Agreement embodies the entire agreement of the parties with respect to the matters contained herein, and supersedes all previous agreements between the parties. No other agreement, representation or warranty shall be deemed to exist except as set forth in this Agreement. Without limiting the generality of the foregoing this Agreement supersedes and replaces all previous agreements between the parties or their affiliates.

21.	This Agreement shall enure to the benefit of and be binding on the parties hereto and their heirs, executors, administrators or successors.

22.

This Agreement may only be amended by further written agreement executed and delivered by all of the parties or their agents. Except as otherwise provided, no waiver or consent by a party to any breach or default by any other party will be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting and no waiver or consent effectively given as aforesaid will operate as a waiver of or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

23.

The Company and the Consultant hereby confirm that they have been advised and given the opportunity to seek independent legal advice with respect to their respective rights and obligations under this Agreement.

24.

If any term, covenant or condition of this Agreement or the application thereof to any party or circumstances is deemed to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such term, covenant or condition to a party or circumstances other than those to which it is held invalid or unenforceable will not be affected thereby and each remaining term, covenant or condition of this Agreement will be enforceable to the fullest extent permitted by law.

25.	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of and from the date first written above.

SCHEDULE “A”

DUTIES OF THE CONSULTANT

The Consultant shall:

1.

devote 100% of his available working time to the business and operations of the Company and its subsidiaries on an exclusive baisis. The Company's standard work day is 7 'A hours between 8:30 am and 5:00 p.m. Some evening or additional hours may be required to complete work to schedules. There is no provision for overtime hours;

2.	maintain his membership in good standing with all professional associations in which he is currently a member;

3.	assist in the development of a project plan, critical path analysis and budgeting to meet development and production goals;

4.	assist in the development of a master plan budget;

5.	identify lead time elements, plan and ensure timely execution of projects, studies and permits;

6.	obtain environmental and project permits;

7.	water license procurement;

8.	transmission planning and right of way;

9.	manage and identify contractors, engineers, costing, feasibility work;

10.	develop cash flow projections;

11.	liaise with and support drilling and reservoir engineers;

12.	liaison and support for corporate management; and

13.	prepare a written status report on a monthly basis.